July 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:	Michael Henderson Marc Thomas Jessica Livingston David Lin

Re:	Ryan Specialty Group Holdings, Inc. Registration Statement on Form S-1 Originally Filed June 21, 2021 CIK: 0001849253

Ladies and Gentlemen:

Ryan Specialty Group Holdings, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-257233, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on July 21, 2021 or as soon thereafter as practicable.

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Please contact Robert Hayward of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2133, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

RYAN SPECIALTY GROUP HOLDINGS, INC.

By:	/s/ Mark Katz
Name:	Mark Katz
Title:	General Counsel